
July 19, 2010

Mr. Marckensie Theresias
President and Chief Executive Officer
Extreme Home Staging, Inc.
500 North Dearborn Street, Suite 605
Chicago, Illinois 60654

> **Re:** **Extreme Home Staging, Inc.**
> **Form 8-K/A Filed June 16, 2010**
> **File No. 0-52955**

Dear Mr. Theresias:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business day by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 8-K/A filed June 16, 2010

General

1. We note the disclosures throughout your filing concerning your May 2010 acquisition of mining rights and your future plans to become a diversified investment company. In future filings, including your upcoming June 30, 2010 Form 10-Q, please ensure that you clearly describe to your investors your current business, which we assume will solely comprise ownership of the mining rights. Please clearly differentiate your current business from any future plans of development, and disclose the expected timing of any future plans of development. Additionally, ensure that your future filings include all disclosures required by Industry Guide 7, since it appears from your current disclosures that you plan to engage in significant mining operations.

Financial Statements of Q Lotus, Inc. as of March 31, 2010

Note 4 – Subsequent Events, page F7

2. We note that at your inception on March 31, 2010, your only asset was $804,882 of cash. We also note your disclosure that on May 10, 2010, you entered into four mineral rights agreements, whereby you acquired the mining rights of certain properties in exchange for a revenue sharing arrangement. We have the following comments:

    •   Please tell us from whom you acquired these mining rights, including whether they were acquired from a related party.

    •   Please tell us what consideration you gave in exchange for these mining rights. If the consideration was other than cash or a note payable, please tell us how you valued the consideration given.

    •   We note from disclosures elsewhere in your filing that the fair value of the in-situ gold and other mineral assets is $182 billion. Since we assume that the consideration that you gave in exchange for these mining rights was valued at a significantly lower amount, please explain to us how you were able to acquire the rights to resources with such a high fair value for a relatively small amount of consideration. Your response should address whether you paid fair value for these mining rights and should also address any factors that cause the mining rights to have a significantly lower fair value than the in-situ resources. In this regard, your response should explain any previous development of these properties, the type of mining that you plan to do to extract these resources, the relative difficulty and expense of such mining operations, and any other information that would explain the disparity between the value of the mining rights and the disclosed fair value of the in-situ resources. Also tell us your expected timing for mining these resources and whether you expect to hire a third party to perform the mining operations for you.

    •   Considering the above requested information, please explain to us how you accounted for the acquisition of these mining rights, including the specific accounting literature that you relied upon.

    •   Please disclose the above information in future filings, including your upcoming June 30, 2010 Form 10-Q.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yong Kim at (202) 551-3323 if you have any questions regarding these comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

Jennifer Thompson
Branch Chief